Exhibit 99.1

argenx Announces Results of Extraordinary General Meeting of Shareholders

November 18, 2025 – 10:01 PM CET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, announced the results of its Extraordinary General Meeting of shareholders held on November 18, 2025.

The remuneration policy, which was the sole voting item on the agenda, was approved by the required majority of votes. The Company’s remuneration policy was approved by a 95.67% majority, with 91.1% of share capital represented at the Extraordinary General Meeting.

The voting result and all documents relating to the shareholders’ meeting will be available on the argenx website at www.argenx.com/investors/shareholder-meetings.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

For further information, please contact:

Media:

Ben Petok

Bpetok@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com